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                              July 8, 2021

       Dennis L. Higgs
       President
       Austin Gold Corp.
       1021 West Hastings Street, 9th Floor
       Vancouver, BC
       Canada V6C 0C3

                                                        Re: Austin Gold Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 11,
2021
                                                            CIK No. 0001817740

       Dear Mr. Higgs:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted June 11, 2021

       Caution Regarding Forward-Looking Statements, page iv

   1. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private
Securities Litigation Reform Act is not applicable in initial public offerings. See Section
27A of the Securities Act. Please either delete any references to the
                                                        Private Securities
Litigation Reform Act or make clear that the safe harbor does not apply to this offering.
  Dennis L. Higgs
FirstName
Austin GoldLastName
              Corp. Dennis L. Higgs
Comapany
July 8, 2021NameAustin Gold Corp.
July 8,2 2021 Page 2
Page
FirstName LastName
Use of Proceeds, page 22

2. We note your disclosure that you intend to use the net proceeds from this offering for exploration expenditures, working capital and general corporate purposes, which may include funding capital expenditures, acquisitions, and investments. Please revise to state the approximate amount intended to be used for each such purpose. See
Item 504 of
         Regulation S-K.
Description of Properties, page 38

3. Please disclose the internal controls related to your exploration program as required by
         Item 1305 of Regulation S-K.
Stock Option Plans and Other Incentive Plans, page 72

4. We note your disclosures that your stock option plan was approved by the Board and shareholders on December 1, 2020 and implemented on that same date. Please reconcile these disclosures with disclosure elsewhere that your Equity Plan will be effective upon the completion of this offering. To the extent references to the "Option
         Plan," the "Plan," the "Compensation Plan," and the "Equity Plan" all refer to your single stock option plan, please clarify this throughout. If your Equity Plan differs from your stock option plan, please file a copy of the Equity Plan.
5. We note your stock option plan at Exhibit 10.1 authorizes issuance of up to 2,800,000 Option Shares; however, your tabular disclosures at page 72 appear to contemplate issuance of 2,855,100 Option Shares. Please revise or advise.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-25

6.       We note your auditor Manning Elliott LLP   s opinion stating that
the consolidated
         financial statements present fairly   .in conformity with
International Financial Reporting
         Standards (IFRS).    Please have your auditor clarify whether it meant
to express in
         conformity with IFRS as issued by the International Accounting Standards Board (IASB),
         and if yes, revise the audit report as appropriate. If not by the IASB, please have your auditor identify the jurisdiction of origin of the framework for its opinion and explain reason for such jurisdiction instead of the IASB. In this regard, we note your disclosure on page F-31 stating that your consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.
  Dennis L. Higgs
FirstName
Austin GoldLastName
              Corp. Dennis L. Higgs
Comapany
July 8, 2021NameAustin Gold Corp.
July 8,3 2021 Page 3
Page
FirstName LastName
Note 4 - Exploration and Evaluation Asset, page F-39

7. We note your disclosure in Note 6b on page F-46 stating that during the period ended
         December 31, 2020, stock-based compensation of $293,100 was capitalized to mineral interests, and your inclusion of such amount in the Exploration and Evaluation Assets table under this Note 4 heading. Please clarify why this amount was not included in your
         Consolidated Statement of Cash Flows on page F-29 as a non-cash investing activity.
        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily
Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch,
Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551- 3584 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:      Jason Brenkert